[Speedemissions, Inc. Letterhead]

October 22, 2003

Via Facsimile (202) 942-9527
and Via Edgar

United States Securities
and Exchange Commission
Division of Corporation Finance
Mail Stop 0305
Washington, D.C. 20549
Attn: Matt Bazley

    Re:  Speedemissions, Inc.
Form SB-2
Filed October 3, 2003

Dear Mr. Bazley:

Pursuant to your telephone conversation with our legal counsel on Monday, October 20, 2003, Speedemissions, Inc. has elected to withdraw the above-referenced Registration Statement due to present market and economic conditions. No securities have been offered or sold in connection with the Registration Statement.

If you have any questions regarding this application for withdrawal, please contact Brian A. Lebrecht of The Lebrecht Group, APLC, at (949) 635-1240.

Thank you for your time and attention to this matter.

Very truly yours,

                                                            Richard A. Parlontieri
President